Exhibit 4.1

TRANSLATION FROM HEBREW

Certain identified information has been excluded from this exhibit because it is the type that the registrant treats as private or confidential.

Advance Transfer Agreement

Executed on November 10, 2022

Between:         M. Yohananoff & Sons (1988) Ltd.

Co. No. 511344186

(Hereinafter: “Yohananoff”)

On the 1st hand;

And between        Cust2mate Ltd.

Co. No. 515021202

(Hereinafter: “ Cust2mate “)

On the 2nd hand

WHEREAS	Cust2mate is a company that develops and manufactures smart shopping carts (hereinafter: the “ Carts”);

WHEREAS	Yohananoff has ordered from Cust2mate 1,000 2nd generation carts (the “Total Order”), according to technical specifications as agreed, and in exchange for NIS [________] per cart;

WHEREAS	the parties have agreed that the total order will be delivered to Yohananoff in instalments, according to the order, and from the total order Cust2mate has delivered, prior to the date of execution of this agreement, 185 Carts in exchange for the amount of NIS [________] paid by Yohananoff in accordance with the down payment agreement dated May 3, 2022, as well as additional Carts which have not yet been paid for, payment for which will be made by way of the advances as defined below.

WHEREAS	the parties are negotiating an agreement that will regulate, inter alia, the services to be provided by Cust2mate at the time of supply of the Carts (including the Cust2mate warranty) and after the supply of the Carts, expected to be signed in the near future (the “Services Agreement”);

TRANSLATION FROM HEBREW

WHEREAS	the parties have agreed that Yohananoff will at this stage provide a down payment for ordering an additional portion of [________] Carts (which Cust2mate has already begun to deliver prior to the time of signing this agreement - for a total of [________] Carts), costing a total of NIS [________], plus VAT, against tax invoice (hereinafter: the “ Advance” and the “ Advance Carts”), which will be provided up to and no later than December 31, 2022, and that as soon as [________]carts are delivered, Yohananoff will give additional identical advance payments until paying the consideration for the total order as stated in this agreement below;

WHEREAS	the parties wish to arrange in writing the terms of receipt of the down payment;

Therefore, it was declared, conditioned,

and agreed upon between the parties as follows:

1.	Introduction

1.1.	The preamble to this Agreement and its appendices form an integral part thereof.

1.2.	The section titles in this Agreement are for convenience and reference only and are not intended to be used to interpret the Agreement.

1.3.	This Agreement supersedes any prior obligation or claim between the parties in connection with the payment schedule for the total order.

2.	The party’s representations and undertakings

2.1.	The parties declare that there is no impediment by agreement or by any law to their engagement in this agreement and for the fulfillment of all their obligations under it.

3.	Offsetting the Advances or its Reimbursement, Additional Advances

3.1.	The amount of the Advance was calculated as follows: [________] carts X NIS[________] = NIS[________] minus NIS[________] paid in the original Advance. Yohananoff will pay the Advance immediately after signing this Agreement.

3.2.	On supply of the Advance Carts by Cust2mate, the total down payment, in whole or in part, will be immediately offset from the total consideration due to Cust2mate from Yohananoff for the total order.

TRANSLATION FROM HEBREW

3.3.	Insofar as Cust2mate will not provide Yohananoff with the Advance Carts in accordance with the specifications agreed between the parties, as stated above, until December 31, 2022, and provided that Yohananoff is able to receive the carts (whether in the branches or anywhere else where Yohananoff will ask to store the Carts), Cust2mate will repay Yohananoff the Advance immediately.

3.4.	Upon delivery of the Advance Carts, Yohananoff will pay an additional Advance of NIS [________] only, plus VAT, against a tax invoice for an additional [________]smart carts, i.e., a total of [________] carts (the “Second Advance Carts”), which will be supplied as stated in the introduction to this agreement, up to and no later than 75 days after the payment of the Advance. If Cust2mate will not supply Yohananoff with the additional Carts until the end of the said period, provided that Yohananoff is able to receive the Carts (whether in the branches or in any other place where Yohananoff will ask to store the Carts), Cust2mate will repay Yohananoff the Advance immediately.

3.5.	Upon delivery of the Second Advance Carts, Yohananoff will pay an additional down payment of NIS [________] only, plus VAT, against a tax invoice for an additional [________] Carts i.e., a total of [________] Carts (the “Third Advance Carts”), which will be supplied as stated in the introduction to this agreement, up to and no later than 75 days after the payment of the Advance. If Cust2mate will not supply Yohananoff with the additional Carts until the end of the said period, provided that Yohananoff is able to receive of the Carts (whether in the branches or in any other place where Yohananoff will ask to store the Carts), Cust2mate will repay Yohananoff the Advance immediately.

3.6.	Upon delivery of the Third Advance Carts, Yohananoff will pay an additional down payment of NIS [________] only, plus VAT, against a tax invoice for an additional [________] Carts, i.e., a total of 1,000 carts (the “Fourth Advance Carts”), which will be supplied as stated in the introduction to this agreement, up to and no later than 45 days after the payment of the down payment. If Cust2mate will not supply Yohananoff with the additional carts until the end of the said period, provided that Yohananoff is able to receive the carts (whether in the branches or in any other place where Yohananoff will ask to store the Carts), Cust2mate will repay Yohananoff the Advance immediately.

3.7.	Upon delivery of the full and total order, the last and final total of NIS[________] will be paid.

3.8.	In accordance with the foregoing, Yohananoff will pay a total of NIS [________] + VAT against the supply of 1,000 smart carts.

TRANSLATION FROM HEBREW

4.	Miscellaneous

4.1.	Each party to this Agreement shall bear the taxes and regulatory obligations applicable to it.

4.2.	No waiver, forgiveness, discount, avoidance of action, or extension by any of the parties to this Agreement shall be deemed a waiver or absolution on their part of any of their rights under this Agreement. Unless made explicitly and in writing.

4.3.	Any notice sent by registered mail by one of the parties to the other, according to the addresses indicated in the preamble to this Agreement, shall be deemed accepted by the other party after 72 hours from the time it was sent as aforesaid, and if delivered by hand - at the time of its delivery.

And to witness, the parties came as signatories:

Cust2mate Ltd.	M. Yohananoff & Sons (1988) Ltd.